SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No.    )*

EuroSite Power Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29881X100

(CUSIP Number)

Samya Barshovi

Brevan Howard Investment Products Ltd.

St. Helier (Jersey) Geneva Branch

Rue d’Italie 10

1204 Geneva, Switzerland

+4122 884 0773

with a copy to:

Will Hanson

Sullivan & Worcester LLP

One Post Office Square

Boston, MA 02109

(617) 338-2983

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29881X100		13D	Page 2 of 5 Pages

1	Names of Reporting Person Tryfon Natsis and Despoina Pantopoulou, as Joint Tenants with the Right of Survivorship

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC, PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization GREECE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 14,827,949 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 14,827,949 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 14,827,949 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.4%(1)

14	Type of Reporting Person (See Instructions) IN

(1)  This percentage has been calculated based on 65,747,100 shares of EuroSite Power Inc. common stock outstanding as of May 13, 2016, as reported in EuroSite Power Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2016.

CUSIP No. 29881X100	13D	Page 3 of 5 Pages

This statement on Schedule 13D is being filed with the SEC by Tryfon Natsis and Despoina Pantopoulou, as Joint Tenants with the Right of Survivorship (together, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of EuroSite Power Inc., a company incorporated under the laws of Delaware (the “Issuer”).

ITEM 1.                        SECURITY AND ISSUER.

The class of securities to which this Statement on Schedule 13D relates is the Common Stock of the Issuer.  The principal executive office of the Issuer is 45 First Avenue, Waltham, MA 02451.

ITEM 2.                        IDENTITY AND BACKGROUND.

(a)         This statement is being filed by Tryfon Natsis and Despoina Pantopoulou, as spouses and Joint Tenants with the Right of Survivorship, as Reporting Persons.

(b)         The residential address for each Reporting Person is 36 Chemin Du Milieu, Collonge-Bellerive, Geneva, Switzerland 1245.

(c)          Tryfon Natsis is employed as a Senior Trader at Brevan Howard Investment Products Ltd., St. Helier (Jersey) Geneva Branch.  The corporate address of Brevan Howard Investment Products Ltd., St. Helier (Jersey) Geneva Branch, is Rue d’Italie 10, 1204 Geneva, Switzerland.  Despoina Pantopoulou is not currently employed.

(d)         Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding.

(e)          Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each Reporting Person is a citizen of Greece.

ITEM 3.                        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 3, 2014, pursuant to a Convertible Note Amendment Agreement by and among Tryfon Natsis, the Issuer and certain other noteholders, Mr. Natsis converted, in full, his 4% Senior Convertible Note Due 2018, originally issued by the Issuer on April 24, 2014 (the “Note”), in the aggregate principal amount of $300,000, into 600,000 shares of Common Stock of the Issuer. The Note was cancelled and the Reporting Persons, as Joint Tenants with the Right of Survivorship, were issued shares of the Issuer’s Common Stock at a conversion price of $0.50 per share.

The Reporting Persons are collectively the beneficiaries of an International Pension Plan (an “IPP”) managed by RBC Corporate Employee & Executive Services.  On January 29, 2016, the Reporting Persons received a distribution from their IPP that consisted of (i) 2,893,949 shares of Common Stock of the Issuer and (ii) 414,000 warrants to purchase shares of Common Stock of the Issuer.  These warrants are immediately exercisable and will expire on October 3, 2017.

On May 4, 2016, pursuant to a Convertible Note Exchange Agreement by and among Tryfon Natsis and American DG Energy Inc. (“ADGE”), the Issuer’s parent (the “Note Exchange Agreement”), Mr. Natsis exchanged, in full, his 6% Senior Convertible Note Due 2018, originally issued on October 3, 2014 by ADGE, in the aggregate principal amount of $6,900,000 (the “2018 Note”), for the receipt by the Reporting Persons, as Joint Tenants with the Right of Survivorship, of 10,920,000 shares of Common Stock of the Issuer.

ITEM 4.                        PURPOSE OF TRANSACTION.

All of the shares of the Issuer beneficially owned by the Reporting Persons and reported in this Schedule 13D were acquired for investment purposes.

CUSIP No. 29881X100	13D	Page 4 of 5 Pages

ITEM 5.                        INTEREST IN SECURITIES OF THE ISSUER.

(a)         According to information provided by the Issuer, 65,747,100 shares of the Issuer’s Common Stock were outstanding as of May 13, 2016, which number excludes the Reporting Persons’ warrants to purchase 414,000 shares within 60 days of May 13, 2016.  As of May 13, 2016, the Reporting Persons directly beneficially own, as Joint Tenants with the Right of Survivorship, 14,827,949 shares, or 22.4% of the shares outstanding, of the Issuer’s Common Stock, including 414,000 shares which may be acquired at any time upon the exercise of warrants for the Issuer’s Common Stock that are held by the Reporting Persons.

(b)         Each Reporting Person shares voting and dispositive power of all 14,827,949 of such Reporting Person’s shares of the Issuer’s Common Stock with the other Reporting Person.

(c)          On May 4, 2016, pursuant to the Note Exchange Agreement, Mr. Natsis exchanged, in full, his 2018 Note, for the receipt by the Reporting Persons, as Joint Tenants with the Right of Survivorship, of 10,920,000 shares of Common Stock of the Issuer.

(d)         Inapplicable.

(e)          Inapplicable.

ITEM 6.                        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described above and in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer between the Reporting Persons.

ITEM 7.                        MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2016	/s/ Tryfon Natsis
Tryfon Natsis, in his capacity as a Joint Tenant with the Right of Survivorship

May 31, 2016
/s/ Despoina Pantopoulou
Despoina Pantopoulou, in her capacity as a Joint Tenant with the Right of Survivorship